UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Triloma EIG Energy Income Fund

(Name of Subject Company (Issuer))

Triloma EIG Energy Income Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Hope Newsome
Triloma Financial Group, LLC
201 North New York Avenue
Suite 250
Winter Park, FL 32789
(407) 636-7115

Robert Vitale
EIG Global Energy Partners, LLC
1700 Pennsylvania Avenue NW
Suite 800
Washington, DC 20006
(202) 600-3300
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Richard Horowitz, Esq.
DECHERT LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

November 28, 2016

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $62,985.78 (a)	Amount of Filing Fee: $7.31 (b)

(a)   Calculated as the aggregate maximum value of Shares being purchased.

(b)   Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:

Date Filed:

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

09/30/2016	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value

11/28/2016	Commencement Date	the date as of which the Offer commenced

12/23/2016	Notice Date*	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund

12/23/2016 5:00 p.m. Eastern Time	Expiration Date*

the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request

01/25/2017	Acceptance Date	the date which is less than 40 business days after the Commencement Date

12/31/2016	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, at a later date if the Fund properly authorizes any extension of the Offer

*                               Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Triloma EIG Energy Income Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase from shareholders of the Fund (“Shareholders”) shares of the Fund (“Shares”). (As used in this Schedule TO, the term “Shares” refers to the shares of beneficial interest in the Fund constituting the class of security which is the subject of this Offer (as defined below).) Specifically, the Fund is offering to purchase Shares in an amount up to 5% of the average number of Shares outstanding of the Fund in the prior four calendar quarters, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of the Valuation Date. (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for purchase must do so by 5:00 p.m., Eastern Time, on the Notice Date. Shareholders have the right to change their minds and withdraw any tenders of their Shares until 5:00 p.m., Eastern Time, on the Expiration Date.

If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund or borrowings.

Shareholders desiring to tender Shares for purchase must do so by 5:00 p.m., Eastern Time, on the Notice Date. The Offer to Shareholders remains revocable until 5:00 p.m., Eastern Time, on the Expiration Date. Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder would like the Fund to purchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver an Investor Direction Form to the Tabulation Agent at either of the following addresses:

Overnight Delivery:	Regular Mail:

Broadridge	Broadridge
Attn: BCIS IWS	Attn: Re-Organization Dept.
51 Mercedes Way	P.O. Box 9116
Edgewood, NY 11717	Farmingdale, NY 11735-9547

or (ii) go online directly to submit instructions via the Tabulation Agent’s online Corporate Action Facility at www.proxyvote.com/tender, so that it is received before 5:00 p.m., Eastern Time, on the Notice Date. The value of the Shares will likely change between the Prior NAV Calculation Date and the Valuation Date.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 5:00 p.m., Eastern Time, on the Expiration Date. Also realize that the Offer is set to expire on the Expiration Date and that, if a Shareholder desires to tender Shares for purchase, it must do so by the Notice Date. A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2. ISSUER INFORMATION

(a)        The name of the issuer is Triloma EIG Energy Income Fund. The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund’s principal executive office is located at 201 North New York Avenue, Suite 250, Winter Park, FL 32789, and its telephone number is (407) 636-7115. For information regarding this Offer, please call (844) 229-7674.

(b)        The title of the securities which are the subject of the Offer is “shares of beneficial interest of the Fund.” As of the close of business on the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $3,371,114, and the net asset value of each Share of the Fund was $25.74. Subject to the conditions set out in the Offer, the Fund will purchase up to 2,447 Shares which are tendered and not withdrawn by Shareholders as described above in Item 1, subject to any applicable extension of the Offer.

(c)        There is no established trading market for the Shares, and Shares may be transferred in accordance with procedures established by the Board, as may be amended from time to time.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is Triloma EIG Energy Income Fund. The Fund’s principal executive office is located at 201 North New York Avenue, Suite 250, Winter Park, FL 32789, and its telephone number is (407) 636-7115. The investment adviser of the Fund is Triloma Energy Advisors, LLC (in its capacity as such, the “Advisor”). The Advisor’s principal executive office is located at 201 North New York Avenue, Suite 250, Winter Park, FL 32789, and its telephone number is (407) 636-7115. The investment sub-advisor of the Fund is EIG Credit Management Company, LLC (in its capacity as such, the “Sub-Advisor”). The Sub-Advisor’s principal executive office is located at 1700 Pennsylvania Avenue NW, Suite 800, Washington, DC 20006, and its telephone number is (202) 600-3300. The members of the Fund’s Board of Trustees (the “Board of Trustees”) are Barry L. Goff, Brian T. Gilmore, Jack A. Cuneo, David W. Rothschild and Bruce E. Waits. The address of each member of the Board of Trustees is c/o Triloma EIG Energy Income Fund, 201 North New York Avenue, Suite 250, Winter Park, FL 32789, and the telephone number of each member of the Board of Trustees is (407) 636-7115. For information regarding this Offer, please call (844) 229-7674.

ITEM 4. TERMS OF THE TENDER OFFER

(a)       (1)        (i)          Subject to the conditions set out in the Offer, the Fund will purchase up to 2,447 Shares by 5:00 p.m., Eastern Time, on the Notice Date and not withdrawn as described in Item 4(a)(1)(vi).

(ii)       The value of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund.

(iii)      Shareholders desiring to tender Shares for purchase must do so by 5:00 p.m., Eastern Time, on the Notice Date (or, if the Offer is extended, by 5:00 p.m., Eastern Time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares before 5:00 p.m., Eastern Time, on the Expiration Date (or, if the Offer is extended, before 5:00 p.m., Eastern Time, on the latest applicable Expiration Date).

(iv)     Not applicable.

(v)      The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi)       In accordance with the terms set forth in the Fund’s Prospectus dated November 16, 2016 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”), a tender of Shares made pursuant to this Offer may be withdrawn at any time before 5:00 p.m., Eastern Time, on the Expiration Date. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934 (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)      Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Investor Direction Form to the Tabulation Agent, at the address set out on the first page of the Investor Direction Form or tender by internet at the website provided on the first page of the Investor Direction Form. The completed and executed Investor Direction Form must be received by the Tabulation Agent, either by mail or by internet, no later than 5:00 p.m., Eastern Time, on the Notice Date. The Fund recommends that all documents be submitted to the Tabulation Agent by certified mail, return receipt requested, or via the online portal.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Tabulation Agent at the address or via the online portal set out on the first page of the Investor Direction Form. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii)     For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and purchase such Shares.

(ix)       If Shares in excess of 2,447 Shares of the Fund are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund will accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)        The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi)     Not applicable.

(xii)    The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from which the Fund purchases Shares will be treated either as having engaged in a “sale or exchange” of such Shares or having received a distribution from the Fund potentially subject to treatment as a “dividend.” See Section 10 of Exhibit B below for further details regarding the possibility of alternative tax treatment in connection with the purchase of Shares pursuant to the Offer. Section 10 of Exhibit B also discusses the tax treatment of Non-U.S. resident Shareholders.

(2)           Not applicable.

(b)        Any Shares to be purchased from any affiliate, officer, or member of the Board of Trustees, of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Fund expects that the Board of Trustees will authorize the Fund to purchase Shares from Shareholders quarterly.

The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Advisor, Sub-Advisor, the Board of Trustees, or any person controlling the Fund, the Advisor, the Sub-Advisor or the Board of Trustees and (ii) any other person, with respect to the Shares.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a)      As contemplated by, and in accordance with, the procedures set out in the Prospectus, the purpose of the Offer is to provide liquidity to Shareholders.

(b)      Shares tendered to the Fund in connection with this Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, in accordance with the Prospectus. Shares may be purchased on a weekly basis at the Fund’s then current public offering price per Share.

(c)       None of the Fund, the Advisor, the Sub-Advisor and the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on a weekly basis and from time to time) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Fund’s Amended and Restated Agreement and Declaration of Trust dated as of November 5, 2015 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”) or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)      The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed 2,447 Shares (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (d) below.

(b)      There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)       Not applicable.

(d)      None of the Fund, the Advisor, the Sub-Advisor and the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER

(a)        Triloma Energy Advisors, LLC provided seed capital to the Fund, and, as of the Prior NAV Calculation Date, it owned $43,000 of the value of the Shares, representing approximately 1.87% of the Fund’s net assets.

(b)        EIG Separate Investments, LP provided seed capital to the Fund, and, as of the Prior NAV Calculation Date, it owned $57,000 of the value of the Shares, representing approximately 2.49% of the Fund’s net assets.

(c)        There have been no transactions involving Shares effected during the past 60 days by the Fund, the Advisor, the Sub-Advisor any member of the Board of Trustees, or any person controlling the Fund, the Advisor or the Sub-Advisor.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS

(a)        (1) Reference is made to the audited financial statements of the Fund for the period ended December 31, 2015, which were prepared by the Fund, furnished to Shareholders, and filed with the Securities and Exchange Commission in the Fund’s annual report on Form N-CSR under the 1940 Act on March 10, 2016. Such financial statements are incorporated herein by reference in their entirety.

(2)        The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

(3)        Not applicable.

(4)        See (a)(1) above.

(b)        The Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11. ADDITIONAL INFORMATION

(a) (1) None.

(2)        None.

(3)        Not applicable.

(4)        Not applicable.

(5)        None.

(b) None.

ITEM 12. EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.                      Cover Letter to Offer to Purchase

B.                      Offer to Purchase

C.                      Form of Investor Direction Form

D.                      Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

E.                       Shareholder Letter and Summary Advertisement, dated November 28, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

TRILOMA EIG ENERGY INCOME FUND

	By:	/s/ Deryck A. Harmer
		Name:	Deryck A. Harmer
		Title:	Chief Executive Officer

November 28, 2016

EXHIBIT INDEX

EXHIBIT

A.                          Cover Letter to Offer to Purchase

B.                          Offer to Purchase

C.                          Form of Investor Direction Form

D.                          Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

E.                           Shareholder Letter and Summary Advertisement, dated November 28, 2016